ACK Right Endeavors LLC
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	$ 284,416	$ -
Cost of Goods Sold	139,460	-
Gross Profit	144,956	-
Expenses:		
Amortization	12,641	7,374
Depreciation	72,216	26,890
Advertising and Marketing	81,406	-
Business Operations	42,112	-
Salaries and Wages	115,995	-
Legal and Professional	90,447	-
Contractors	77,216	-
Technology Development	62,830	-
Manufacturing/Engineering	48,205	-
Office Supplies & Software	13,488	-
Rent & Lease	25,550	-
Transportation	7,203	-
Travel	47,417	-
Meals & Entertainment	15,253	-
Miscellaneous	13,317	-
POS Cellular Transaction Verification Costs	11,668	-
Utilities	6,098	-
Repairs & Maintenance	1,113	-
Outside Services	2,981	-
Merchant Fees	1,958	-
Reimbursable Expenses	2,185	-
Medical Expenses	1,425	-
Bank Charges & Fees	344	-
Insurance	872	-
Charitable Contributions	1,434	750
Payroll Fees	296	-
Payroll Tax	9,658	-
Tax Expense FTB	819	1,728
Total Operating Expenses	766,145	36,741
Interest Income	(150)	(383)
Unrealized investment (gain) / loss	(25,021)	2,122
Total Other (income) and expenses	(25,171)	1,739
Total expenses	740,974	38,481
Net loss	$ (596,018)	(38,481)